FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 4, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Raises Dividend Guidance and Affirms Growth in Core Markets at 2014 Investor Day

February 04, 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or “the Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announced its new 3D Strategy at its Investor Day 2014, which is being held in Moscow.

MTS’s new strategy envisions three areas of focus for the Company:

Data

Data affirms the Company’s efforts to provide its customers with the fastest, most reliable mobile and fixed-line networks in the region.  MTS has been the leader in the Russian market in promoting data use by its customers through the active build out of its 3G/LTE data networks and the use of its retail platform to migrate customers from feature to smartphones.  Overall, MTS works to ensure that its customers have the best connectivity experience in their homes, workplaces and points in between.

Differentiation

Differentiation highlights the unique products and services MTS offers to its customers in to enhance their digital lifestyles.  MTS is establishing Moscow as a world-class center for connectivity through its roll-out of GPON (Gigabit-capable Passive Optical Networks) in the region, which when completed will allow speeds of up to 1 Gb/s in every home or office in Moscow.  In addition, MTS offers FTTB/FTTH solutions in over 180 cities throughout Russia.  MTS customers also benefit from a best-in-class customer experience as evidenced by its market-leading churn rates and higher usage than on our competitors’ networks.

Dividends

Dividends confirm the Company’s commitment to continuous improvement in the operational efficiency of the Company and enhancement of shareholder returns.  Through a prudent operational approach, stable investment programs and opportunistic debt management, MTS has been able to steadily improve cash flows and reduce its balance sheet obligations.  This allows MTS to reaffirm its commitment to its long-term practice of paying out a significant portion of its free cash flow in the form of dividends to its shareholders.

Guidance and forecasts – 2014 – 2016E

As part of its presentations to investors, MTS also announced a number of forecasts for the next three years.  These include:

•                  MTS expects the overall Russian telecommunications market to grow at an estimated CAGR 3% from 2013E to 2016E

•                  MTS forecasts Group Revenue to be approximately 5% for FY2013, while MTS will realize 3-5% revenue growth per year from 2013 – 2016E

•                  MTS expects the Moscow fixed-line market to grow approximately 4% per year from 2013 – 2016E, while revenues at its subsidiary, MGTS, can grow as high as 10% per year through 2016E

•                  MTS anticipates that absolute OIBDA will grow at least 6.5% in 2013E and at least 2% CAGR from 2014 – 2016E

•                  MTS reaffirms its dividend policies, but expects a higher cumulative pay out in 2014 and 2015 of at least RUB 90 bln due to a rise in free cash flow and strong operating results.

For more information and a full set of materials highlighting our discussions with investors, please visit: http://www.mtsgsm.com/resources/analyst_investor_days/2014/

Audio and video highlights of our Investor Day will be posted following the conclusion of the event.  Likewise, we welcome investors to follow MTS and developments, including announcements at Investor Day, at @JoshatMTS or #MTSinvestorday2014.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Twitter:@JoshatMTS

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: February 4, 2014